Exhibit 21.1
SUBSIDIARIES

Name	Jurisdiction of Organization

AirComp L.L.C.	Delaware
Allis-Chalmers GP, LLC	Delaware
Allis-Chalmers LP, LLC	Delaware
Allis-Chalmers Management, LP	Texas
Allis-Chalmers Production Services, Inc.	Texas
Allis-Chalmers Rental Services, Inc.	Texas
Allis-Chalmers Tubular Services, Inc.	Texas
DLS Argentina Limited	British Virgin Islands
DLS Drilling, Logistics and Services Company	British Virgin Islands
Mountain Compressed Air, Inc.	Texas
Petro-Rentals, Inc.	Louisiana
OilQuip Rentals, Inc.	Delaware
Strata Directional Technology, Inc.	Texas
Tanus Argentina S.A.	Argentina